News Release Communiqué de Presse

Exhibit 99.3
2, place de la Coupole
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92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Philippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
A Technological Milestone
Rosa Starts Production Offshore Angola
Paris, June 29, 2007 - Sonangol, the Angolan state oil company, as concessionaire, and Total, as operator, are pleased to announce that the Angola’s deepwater Rosa field in Block 17 started production on June 18. Discovered in January 1998 at some 135 kilometres off the coast of Angola in water depths of 1,350 metres, the Rosa field is located some 15 kilometres away from the Girassol Floating Production Storage and Offloading (FPSO) vessel to which it has been tied back. It is the first deepwater field of this size to be tied back to such remote installation and in such water depths. Rosa, with proven and probable reserves amounting 370 million barrels in 100%, will maintain the FPSO’s production plateau at 250,000 barrels per day until early in the next decade.
The Rosa field will comprise 25 wells, including 11 for water injection and 14 producers, which will be tied into four manifolds. The subsea installation consists of 64 kilometres of insulated production flowlines (Pipe in Pipe) and of 40 kilometres of water injection lines linking the Rosa to the Girassol FPSO. An innovative riser tower docked nearby the FPSO takes the fluid over 1,200 metres from the sea floor up to the surface.
In order to receive the Rosa production, 5,600 tonnes of structure and equipment were installed on the FPSO. The works have permanently mobilised about 400 persons on the vessel, over a period of nearly two years. During the whole period, the treatment of the Girassol oil continued and only some scheduled production shutdowns were required.
With Rosa on stream, all of the produced water from the Girassol, Jasmim and Rosa fields will be reinjected in the reservoirs, thus resulting in produced water not being discharged to the sea. In addition, Total is reducing greenhouse gas emissions by using an innovative process that inerts and recovers gaseous effluent from the FPSO tanks.
The extent of the works and the delicate conditions in which they had to be carried out due to the important safety constraints imposed by continuing the operation of Girassol facilities have made the Rosa development a first in the world on such FPSO.
Sonangol is the Block 17 concessionaire. Total E&P Angola, operator, has a 40% interest in Block 17, alongside partners Esso Exploration Angola (Block 17)

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Philippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Limited (20%), BP Exploration (Angola) Ltd. (16.67%), Statoil Angola Block 17 AS (13.33%) and Norsk Hydro Dezassete a.s. (10%).
Total in Angola
Total is present in Angola since 1953 and held interests in production permits both operated (Blocks 3 and 17) and non operated (Blocks 0, and 14).Total also holds stakes in exploration permits, Blocks 15/06, 17/06 (operated), Blocks 31 and 32 (operated).
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones : Girassol and Dalia, both in production; Pazflor, which is in the bidding process before sanction; and CLOV, a fourth major production area based on the Cravo, Lirio, Violeta and Orquidea discoveries, whose development is currently being studied. Future production from these fields will come in addition to 500,000 barrels of oil per day that are currently pumped from Girassol and Dalia structures on the Block 17. Connected to the Girassol FPSO, Rosa will extend the production plateau of this FPSO until the next decade.
Situated in deep offshore, the major potential of Block 32 was confirmed by the ten discoveries achieved between 2003 and 2007.
Conceptual development studies gathering the Gindungo, Canela and Gengibre discoveries were initiated in 2005 in order to exploit these discoveries in a production zone, in the central eastern part of the block. Studies will be initiated to evaluate the development potential of the other discoveries.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filing with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “proved and probable reserves” that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris la Défense Cedex — France. You can also obtain this form from the SEC by calling 1-800-SEC-0330.